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Attention:	Jeff Kauten
Larry Spirgel
Lisa Etheredge
Robert Littlepage

	Re:	Taboola.com Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed May 20, 2021
CIK No. 0001840502

Ladies and Gentlemen:

On behalf of Taboola.com Ltd. (the “Company”), set forth below are the Company’s responses to the May 17, 2021 comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”). An electronic version of the amended Registration Statement (“Amendment No. 1”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement that was filed on April 30, 2021.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated May 17, 2021, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

May 20, 2021

Amendment No. 1 to the Registration Statement on Form F-4

Prospectus Summary
Recent Developments, page 7

1.
Wherever GAAP measures are disclosed along with non-GAAP measures, please clearly differentiate between the two and present the most directly comparable financial measure so that the non-GAAP measure is not given greater prominence. We note one or both of these issues in several places throughout your filing including, but not limited to, pages 7, 71, 120, 139, 142, 145, 148-149 and 159. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 11-12, 76, 125, 144, 146-147, 153-154 and 164 of Amendment No. 1 to the Registration Statement to: (1) clearly differentiate between GAAP and non-GAAP measures and (2) to present the most directly comparable financial measure so that the non-GAAP measure is not given greater prominence.

2.
We note your disclosure of preliminary financial results for the period ended March 31, 2021. Your presentation of preliminary results should include sufficient narrative disclosure to provide appropriate context. In this regard, you should provide your analysis of the preliminary results so that investors can understand what they mean. For example, indicate whether the preliminary results are consistent with the trend disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company acknowledges the Staff’s comment. On pages 11 through 14 of Amendment No. 1 to the Registration Statement under the heading “Recent Developments” the Company has added: (1) its financial results for the first quarter to supersede the selected preliminary results provided previously, (2) a comparative discussion of its results of operations and liquidity and capital resources and (3) a discussion of material trends in the first quarter financial results.

Taboola’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
ex-TAC Gross Profit, page 143

3.
In the portion of your table that reconciles GAAP revenue to GAAP gross profit, please revise to remove the phrase “adjusted to exclude the following.” The inclusion of the phrase could cause GAAP gross profit to be confused with a non-GAAP measure. Please make similar revisions on page 159 and elsewhere as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 149 and 164 of Amendment No. 1 to the Registration Statement to remove the phrase indicated above.

4.          You explain the usefulness of ex-TAC Gross Profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit by indicating that they better reflect the revenue that ultimately flows to you. Since you have acknowledged that these measures are more akin to profitability measures, it is unclear why you reference revenues rather than profitability. Please revise accordingly both here and elsewhere throughout your filing as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11, 148 and 150 of Amendment No. 1 to the Registration Statement to refer to profitability rather than revenues when describing the usefulness of ex-TAC Gross Profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit.

May 20, 2021

Adjusted EBITDA and Ratio of Adjusted EBITDA to ex-TAC Gross Profit, page 144

5.
We note your response to prior comment 5. Please revise to disclose the most directly comparable GAAP measure to Ratio of Adjusted EBITDA to ex-TAC Gross Profit, which appears to be Net Income (Loss) to GAAP Gross Profit. The most directly comparable GAAP measure should be disclosed with greater prominence wherever ex-TAC Gross Profit is disclosed or discussed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 11, 147-148 and 150 of Amendment No. 1 to the Registration Statement to disclose the ratio of Net Income (loss) to Gross Profit, as the most directly comparable GAAP measure, with greater prominence than Ratio of Adjusted EBITDA to ex-TAC Gross Profit.

Exhibits

6.	We note your response to prior comment 2. Please revise exhibit 3.2 to clarify that the exclusive forum provision does not apply to Exchange Act claims or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page B-24 of Amendment No. 1 to the Registration Statement and page 29 of Exhibit 3.2 to clarify that the exclusive forum provision does not apply to Exchange Act claims.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.212.906.1834. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

Senet S. Bischoff
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Adam Singolda, Taboola.com Ltd.
Marc D. Jaffe, Latham & Watkins LLP
Justin G. Hamill, Latham & Watkins LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Assaf Naveh, Meitar | Law Offices
Ran Camchy, Meitar | Law Offices
Joel Rubinstein, White & Case LLP
Robert Chung, White & Case LLP
Kristen Rohr, White & Case LLP
Aaron M. Lampert, Goldfarb Seligman & Co.